FOR IMMEDIATE RELEASE

CONTACT INFORMATION:

Korean Media & Shareholders:                U.S. Media & Shareholders:
Mr. Joo Young Kim, Esq.                     Dan Gagnier/Renee Soto
Hannuri Law Offices                         Citigate Sard Verbinnen
(82) 2-537-9506                             212-687-8080


                 GRAVITY SHAREHOLDERS PETITION KOREAN COURT FOR
                          ACCESS TO FINANCIAL DOCUMENTS

     NEW YORK, NEW YORK AND SEOUL, KOREA - JUNE 1, 2006 - The Gravity Committee for the Fair Treatment of Minority Shareholders (the "Committee") today announced that it has filed a petition for an injunction with the Seoul Central District Court against Gravity Co. Ltd. (the "Company") (Nasdaq: GRVY) exercising its members' rights as shareholders under Korean law to inspect the financial documents of the Company.

The Committee believes that Gravity's Board of Directors approved transactions that may have benefited Taizo Son and other entities affiliated with Taizo Son or SOFTBANK Corp. ("SOFTBANK"), including GungHo Online Entertainment ("GungHo") (JP: 3765). Therefore, the Committee is seeking relief from the Court to facilitate an investigation of these related party transactions to ensure that such transactions were not detrimental to the interests of Gravity's minority shareholders.

Under Article 466 of the Korean Commercial Code, any shareholder(s) who owns 3% or more of total outstanding shares of a particular company is entitled to inspect the financial documents of the company.

On May 9, 2006, the Committee, whose members own more than 3% of Gravity's outstanding shares, sought to exercise its right to inspect Gravity's financial documents, requesting copies of financial documents to conduct an investigation of related party transactions. Rather than honoring this request, Gravity asked for more time to assemble the documents. After an agreed-upon postponement, Gravity still refused to turn over the required documents.

As a result of Gravity's unwillingness to honor the rights of shareholders to inspect Company documents, the Committee has petitioned the Court to mandate access to the documents.

If access to the documents is obtained, the Committee will review the documents for evidence of potential negligence or misconduct by the Gravity Board of Directors and management. If the Committee identifies any improprieties, the Committee is prepared to take whatever steps are necessary to protect the interests of the minority shareholders, including pursuit of legal action against the Company and the Board of Directors.


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ABOUT THE GRAVITY COMMITTEE FOR THE FAIR TREATMENT OF MINORITY SHAREHOLDERS
The Committee was formed in March 2006 by Moon Capital Management LP and Ramius Capital Group, L.L.C. to protect the rights of minority shareholders of Gravity and to maximize shareholder value.

ABOUT RAMIUS CAPITAL GROUP, L.L.C.
Ramius Capital Group is a registered investment advisor that manages assets of approximately $7.4 billion in a variety of alternative investment strategies. Ramius Capital Group is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

ABOUT MOON CAPITAL MANAGEMENT LP
Moon Capital Management LP, on behalf of its affiliated investment funds, manages more than $1 billion, investing primarily in equity securities in markets around the world. Headquartered in New York, Moon Capital also has offices in Singapore.